Portage Fintech Acquisition Corporation
280 Park Avenue, 3rd Floor
New York, NY 10017

July 7, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Timothy Collins and Laura Nicholson

Re:	Portage Fintech Acquisition Corporation

Registration Statement on Form S-1

Filed June 21, 2021

File No. 333-257185

Ladies and Gentlemen:

This letter sets forth responses of Portage Fintech Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 6, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has filed the Registration Statement with revisions in response to the Staff’s comments.

Registration Statement on Form S-1 Filed on June 21, 2021

Summary

Manner of conducting redemptions, page 27

1.	Staff’s comment: We note your disclosure that if you are unable to conduct redemptions of your public shares in conjunction with a proxy solicitation pursuant to Regulation 14A under the Exchange Act, you will be required under your amended and restated memorandum and articles of association to conduct redemptions pursuant to the tender offer rules. Please revise to clarify, if true, that you will conduct redemptions pursuant to the tender offer rules if you do not hold a shareholder meeting to approve the business combination.

Response: The Company respectfully advises the Staff that the Company will be required to provide its shareholders with the ability to vote on any business combination, and accordingly expects that a shareholder meeting will be held and that redemptions of the Company’s public shares would be effected in conjunction with a proxy solicitation pursuant to Regulation 14A under the Exchange Act. However, the Company’s amended and restated memorandum and articles of association, will also provide that redemptions may be effected pursuant to the tender offer rules of the SEC. We have revised the Registration Statement on pages 28, 101 and 146 accordingly.

Exhibits

2.	Staff’s comment: We note the waiver of liability and indemnification provisions provided in Sections 3 and 4 of the form of Administrative and Services Agreement filed as Exhibit 10.5. Please disclose such provisions in your prospectus summary, and include related risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 11, 31, 75 and 96 to include a description of these provisions and has revised the risk factor on page 42, titled “We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers, or of our sponsor and its affiliates”, to highlight that such risk is also present in the context of the indemnification provisions of the Administrative and Services Agreement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Debbie Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Ajay Chowdhery
Ajay Chowdhery

Via E-mail:

cc:	Debbie Yee

Kirkland & Ellis LLP